March 26, 2026

Heng Fei Yang
Chief Executive Officer
Tian'an Technology Group Ltd
10th Floor, Building 5
No. 525 Yuanjiang Road, Minhang District
Shanghai, China

       Re: Tian'an Technology Group Ltd
           Draft Registration Statement on Form F-1
           Submitted March 24, 2026
           CIK No. 0001941189
Dear Heng Fei Yang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing